Erin D. Pickens
Senior Vice President and
Chief Financial Officer

Stratus Properties Inc.
98 San Jacinto, Suite 220
Austin, Texas 78701
T: 512.478.5788
F: 512.478.6340

October 13, 2009

Via EDGAR and Facsimile (703-813-6984)

Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
Attention:	Jonathan Wiggins, Staff Accountant
Daniel L. Gordon, Branch Chief

Re:	Stratus Properties Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Periods Ended March 31, 2009 and June 30, 2009
File No. 0-19989

Gentlemen:

On behalf of Stratus Properties Inc. (“Stratus” or “we”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile dated September 29, 2009, in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2008 (“2008 Form 10-K”) and Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.  We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1, Business, page 1

Comment 1:  Please provide us with operating data for the properties included in your commercial leasing segment.  Currently, it appears that these properties consist of two 75,000-square-foot office buildings at 7500 Rialto Boulevard (7500 Rialto) located in your Lantana development, a 22,000-square-foot retail complex representing phase one of Barton Creek Village and two retail buildings totaling 21,000 square feet at the 5700 Slaughter project in Circle C.  For such holdings, please identify:

•	Principal business, occupations and professions carried on in each property;
•	Average occupancy rates for each of the last five years;

Securities and Exchange Commission
October 13, 2009

•	The average effective annual rental per square foot or unit for each of the last five years; and
•	A schedule of lease expirations for each of the next ten years.

Provide this information on a portfolio basis and separately for any property for which the book value is ten percent or more of your total assets or for which gross revenue for the last fiscal year amounted to ten percent or more of your aggregate gross revenue.  Confirm that you will also provide this disclosure in future filings.

Response 1:  Generally, we expect to generate the majority of our revenues primarily from sales of developed and, to a lesser extent, undeveloped real estate in our Real Estate Operations segment. Our revenues from Commercial Leasing operations have become a more significant portion of our total revenues over the last several years as a result of (a) our development and retention of certain commercial leasing properties, including the two 75,000-square-foot office buildings at 7500 Rialto Boulevard (7500 Rialto) located in our Lantana development, a 22,000-square-foot retail complex representing phase one of Barton Creek Village and two retail buildings totaling 21,000 square feet at the 5700 Slaughter project in Circle C, and (b) the decline in real estate revenues caused by a deterioration in real estate market conditions. The following table summarizes recent trends in our real estate and commercial leasing revenues (dollars in thousands).

	Six Months Ended June 30,		Years Ended December 31,
	2009		2008		2007		2006		2005		2004
Real Estate	$2,889	58%	$14,310	76%	$24,083	89%	$60,213	97%	$33,841	96%	$16,851	95%

Commercial Leasing	2,133	42%	4,473	24%	3,081	11%	1,662	3%	1,353	4%	874	5%

Total	$5,022	100%	$18,783	100%	$27,164	100%	$61,875	100%	$35,194	100%	$17,725	100%

Although this trend may continue while current real estate market conditions persist, we expect that our Real Estate Operations revenues will again represent the significant majority of our total revenues once real estate market conditions improve and we begin recognizing revenue for sales on the residential portion of the W Austin Hotel & Residences project.

In response to your request for information on a portfolio basis and separately for any property for which the book value is ten percent or more of our total assets or for which gross revenue for the last fiscal year amounted to ten percent or more of our aggregate gross revenue, we refer you to Attachment A. We will provide disclosure comparable to the following in future filings.

“For 2008, the only commercial leasing property that exceeded ten percent or more of our total assets or ten percent or more of our aggregate gross revenue was 7500 Rialto. This property provided 82 percent of our 2008 Commercial Leasing revenues and 19 percent of our 2008 total revenues. No individual tenant at 7500 Rialto generated revenues of ten

Securities and Exchange Commission
October 13, 2009

percent or more of our 2008 total revenues.  We currently have eight tenants at 7500 Rialto who are involved in computer electronics, medical devices, restaurant management and engineering, among other businesses. The two largest tenants occupy approximately 25 percent each of leased square footage. The first 75,000-square-foot building at 7500 Rialto became available for lease in 2002 and the second 75,000-square-foot building became available for lease in September 2006. A summary of the average occupancy rates and average rentals per square foot for 7500 Rialto and for our total portfolio of commercial leasing properties for each of the last five years follows:

	2008	2007	2006	2005	2004
Average occupancy:
7500 Rialto	95%	81%	82%	96%	68%
Total portfolio	87%	79%	82%	96%	68%
Average rentals per square foota:
7500 Rialto	$24.78	$22.33	$16.94	$18.17	$16.62
Total portfolio	$27.36	$23.77	$18.56	$18.17	$16.62

a. Based on revenue for contractual rentals plus expense reimbursements for leased space.
Our scheduled expirations of leased square footage as of December 31, 2008, as a percentage of total leased space follow:

	2009	2010	2012	2013	2014	2015	2017	2018	Thereafter
7500 Rialto	14%	30%	-	25%	6%	-	25%	-	-
Total portfolio	12%	26%	1%	26%	5%	1%	24%	3%	2%”

Comment 2:  Please explain to us how you generate revenues from your developed, under development, and undeveloped properties.  Provide similar clarification in your future filings.

Response 2:  We primarily generate revenues from sales of our developed properties and through rental income from our commercial properties. We may also sell properties under development or undeveloped properties, if opportunities arise that we believe will maximize overall asset values. Our undeveloped property sales can result in significant revenues because such sales sometimes relate to large tracts of land or acreage with high value.

We will provide disclosure comparable to the following in future filings (new language underlined):

“We are engaged in the acquisition, development, management and sale of commercial, multi-family and residential real estate properties located primarily in the Austin, Texas area. We primarily generate revenues from sales of developed properties and through rental income from our commercial properties. Developed property sales can include an individual tract of land that has been developed and permitted for residential use or a developed lot with a home already built on it. We may, on occasion, sell properties under development or undeveloped properties, if opportunities arise that we believe will maximize overall asset values.”

Securities and Exchange Commission
October 13, 2009

Items 7 and 7a. Management’s Discussion and Analysis….page 17

Development and Other Activities, page 22

Comment 3:  We note per your disclosure in the commercial property table that you have 760,000 square feet under development at Tract 110 of Circle C.  Please tell us whether this property is under development or is potential development property, as disclosed in your Form 10-Q for the period ended June 30, 2009.  In addition, provide us with, and include in future filings, a description of this and all other significant development projects sufficient to provide an understanding of your operations.

Response 3:  In our 2008 Form 10-K, we classified the 760,000 square feet at Tract 110 of the Circle C community as under development because there was ongoing development of infrastructure (specifically, a water line) within this tract. In reviewing the status of our commercial projects in connection with preparing our second quarter Form 10-Q we noted that infrastructure on Tract 110 was ongoing, but there were no other development activities currently underway, and we had no plans to commence other development activities on this tract in the near term. As a result, we concluded that Tract 110 was more appropriately classified as “potential development” in the commercial property table as of June 30, 2009. As described below, we will expand our disclosures in future filings to further distinguish the difference between properties we consider to be “Under Development” and those we consider to be “Potential Development.”

Descriptions of our W Austin Hotel & Residences project, and other residential and commercial development activities are included under the caption “Development and Other Activities” beginning on page 18 of our Form 10-Q for the period ended June 30, 2009. Our only ongoing development projects at June 30, 2009, were the W Hotel & Residences project and the 80,000-square-foot planned retail project in Circle C. The W Austin Hotel & Residences project is discussed starting at the bottom of page 18 of our Form 10-Q for the period ended June 30, 2009, and the 80,000-square-foot project is discussed at the bottom of page 21 of our Form 10-Q for the period ended June 30, 2009. We have no other significant development projects currently under way.

We will provide disclosure comparable to the following in future filings (new language underlined):

Securities and Exchange Commission
October 13, 2009

“Commercial. As of June 30, 2009, the number of square feet of our commercial property developed, under development and our remaining entitlements are shown below (excluding property associated with our Canyon-Johnson and Crestview Station joint ventures):

	Commercial Property
	Developed	Under Development	Potential Development a	Total
Barton Creek:
Barton Creek Village Phase I	22,000	-	-	22,000
Barton Creek Village Phase II	-	-	18,000	18,000
Entry Corner	-	-	5,000	5,000
Amarra Retail/Office	-	-	90,000	90,000
Section N	-	-	1,500,000	1,500,000

Circle C:
Chase Ground Lease	4,000	-	-	4,000
Tract 106	21,000	-	-	21,000
Tract 107	-	80,000	-	80,000
Tract 110	-	-	760,000	760,000
Tract 101	-	-	90,000	90,000
Tract 102	-	-	25,000	25,000
Tract 114	-	-	5,000	5,000

Lantana:
7500 Rialto	150,000	-	-	150,000
Advanced Micro Devices
Option Tracts	-	-	760,000	760,000
Tract GR1	-	-	325,000	325,000
Tract G07	-	-	210,000	210,000
Tract CS5	-	-	175,000	175,000
Tract CS1-CS3	-	-	150,000	150,000
Tract LR1	-	-	75,000	75,000
Tract L04	-	-	70,000	70,000

Austin 290 Tract	-	-	20,000	20,000
Total Square Feet	197,000	80,000	4,278,000	4,555,000

a.
Our development of the properties identified under the heading “Potential Development” is dependent upon the approval of our development plans and permits by governmental agencies, including the City. Those governmental agencies may either not approve one or more development plans and permit applications related to such properties or require us to modify our development plans. Accordingly, our development strategy with respect to those properties may change in the future. The timing for development of these properties has not been determined. While we may be proceeding with approved infrastructure projects on some of these properties, they are not considered to be “under development” for disclosure in this table unless other development activities necessary to fully realize the properties’ intended final use are in progress or scheduled to commence in the near term.”

Securities and Exchange Commission
October 13, 2009

Results of Operations, page 25

Comment 4:  We note that you have experienced material decreases in developed property sales over the last three years.  In future filings, please provide a narrative discussion of the extent to which such material changes in revenues are attributable to changes in prices or to changes in volume and address the underlying reasons for changes in the price versus volume mix.  In addition, please provide your future disclosures in your response.

Response 4:  During the three-year period from 2006 through 2008, we experienced a decline in revenues from developed property sales each year because of the lower number of lots sold during each of those years primarily driven by deterioration in real estate market conditions. Although real estate market conditions have resulted in fewer lot sales, we have not made, and do not presently anticipate making, significant changes to our lot prices. We discuss the overall market conditions in the section titled “Real Estate Market Conditions” starting on page 17 of our Form 10-K for the year ended December 31, 2008.

We will provide disclosure comparable to the following in future filings (new language underlined):

“Developed Property Sales. Property sales for the last three years follow (revenues in thousands):

	2008			2007		2006
	Lots	Revenues		Lots	Revenues	Lots	Revenues
Residential Properties:
Barton Creek
Calera Court Courtyard Homes	2	$ 1,278		2	$ 1,307	5	$ 2,922
Calera Drive	-	-		2	809	24	10,363
Mirador Estate	-	-		3	2,334	7	3,791
Wimberly Lane Phase II
Standard Homebuilder	1	265	a	12	2,114	11	1,804
Escala Drive Estate	-	-		-	-	1	695
Amarra Drive Phase I	-	-		1	1,250	-	-
Verano Drive	3	1,875		-	-	-	-

Circle C
Meridian	120	8,403		138	8,898	166	9,881

Deerfield	21	1,410		70	4,676	60	4,003
Total Residential	147	$ 13,231		228	$ 21,388	274	$ 33,459
a. Includes $0.1 million for homebuilder contract termination fee.

The decrease in developed property sales revenues to $13.2 million in 2008 from $21.4 million in 2007 and $33.5 million in 2006 resulted from a lower number of lots sold primarily caused by deterioration in real estate market conditions as further discussed under “Real Estate Market Conditions.” Although real estate market conditions have resulted in fewer lot sales, we have not made, and do not presently anticipate making, significant changes to our lot prices.”

Securities and Exchange Commission
October 13, 2009

Item 11, Executive Compensation, page 69

Comment 5:  Please explain to us why you have not provided the Grant of Plan-Based Awards table as required by Item 402(d) of Regulation S-K.

Response 5:  Under Regulation S-K Item 402(d)(1), we are required to provide information in a “Grants of Plan-Based Awards” table concerning each grant of an award made to a named executive officer in the last completed fiscal year.  We did not grant any plan-based awards to our named executive officers during 2008.  As such, and in accordance with Regulation S-K Item 402(a)(5), we omitted the table.  Regulation S-K Item 402(a)(5) provides that a “table or column may be omitted if there has been no compensation awarded to, earned by or paid to any of the named executive officers . . . . required to be reported in that table or column in any fiscal year covered by that table.”  In February 2009, we awarded restricted stock units to Mr. Armstrong, our chief executive officer, and this grant is discussed in the Compensation Discussion and Analysis on page 71 of the 2008 Form 10-K.  We will report this grant in a Grants of Plan-Based Awards table included in future disclosures pertaining to our 2009 compensation as required by Regulation S-K Item 402(d).

Components of Executive Compensation, page 70

Annual Incentive Awards, page 71

Comment 6:  You disclose that the committee reviewed the company’s accomplishments and concluded that the company’s performance supported an annual cash incentive award to your executive officers.  You also disclose that considering overall market conditions and the impact of those conditions on your industry, the committee elected to award cash incentive payments that were 40% below the awards made for 2007.  Please describe to us the company’s accomplishments that supported an annual cash incentive award to your executive officers.  Also, explain how 40% was chosen as the appropriate level below the 2007 awards to reflect overall market conditions.  Confirm that you will provide comparable disclosure in future filings, if applicable.

Response 6:  As noted on page 71 of our 2008 Form 10-K, the committee reviewed the Company’s accomplishments during 2008 and concluded that the Company’s performance supported an annual cash incentive award to our executive officers.  In particular, the committee believes that management executed the plans to achieve the Company’s near-term goal of developing our properties and projects in a difficult economic climate.  The committee recognizes that weak economic conditions resulted in a general decline in the real estate markets during 2008, but believes that our executive officers have continued to respond effectively to these conditions by focusing on capital preservation and continuing to make progress on our development projects.  Management’s most significant achievement during 2008 was securing a joint venture with Canyon-Johnston Urban Funds II, L.P., for the development of the W Austin Hotel & Residences project, located in downtown Austin, Texas.  Construction of this $300 million project commenced in the second quarter of 2008.  In addition, during 2008 we completed the sale of a commercial tract in Crestview Station, which is a single-family, multi-

Securities and Exchange Commission
October 13, 2009

family, retail and office development that we are developing through a joint venture with Trammel Crow.  As noted on page 71 of the 2008 Form 10-K, however, the committee determined that due to the negative conditions in the real estate industry, a reduction in the amount of the annual incentive awards as compared to 2007 was appropriate.  Management recommended to the committee that the annual incentive award payments to the non-executive participants in the performance incentive awards program be reduced by 40 percent from the prior year’s awards in consideration of the down market.  Management’s recommendation was based on a qualitative assessment of the Company’s performance and market conditions.  The committee believed that this was an appropriate reduction to apply to the executive officers as well based on its qualitative assessment of the Company’s performance and market conditions.  We will provide comparable disclosure in future filings to the extent applicable.

Long-Term Incentive Awards, page 71

Comment 7:  You disclose that after evaluating the company’s performance and the impact of your executive officers on that performance, the shares available for grant, and each executive’s overall compensation, the committee approved a grant of 27,000 restricted stock units to your chief executive officer in February 2009.  Please provide us with a more detailed description of the executive officers’ performance that resulted in the granting of 27,000 restricted stock units to your chief executive officer.  Please also discuss how the committee decided that 27,000 restricted stock units was the appropriate amount to grant to your CEO.  Provide comparable disclosure in future filings, if applicable.

Response 7:  As discussed in our response to comment 6 above, the committee believes that the Company’s accomplishments during 2008 warranted the payment of annual incentive awards to our executive officers.  Mr. Armstrong, as our chief executive officer, was primarily responsible for these accomplishments.  As such, the committee also concluded that a long-term incentive award in the form of restricted stock units was also warranted in connection with Mr. Armstrong’s performance during 2008.  As noted, this grant was not made until February 2009.  As described on page 71 of the 2008 Form 10-K, Mr. Armstrong was our only executive officer to receive a grant of restricted stock units for 2008, and the number of units granted was consistent with number of units granted for the past few years.  The committee believes that granting a consistent number of units each year is appropriate because the grant date value of the award reflects the stock price at the time of grant.  Thus, the number of units granted in February 2009 is consistent with the grant level for prior years.  We will provide comparable disclosure in future filings to the extent applicable.

___________________________________

Securities and Exchange Commission
October 13, 2009

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (512) 479-3413.

Sincerely,

                           /s/ Erin D. Pickens
Erin D. Pickens
Senior Vice President and
   Chief Financial Officer

Stratus Properties Inc.
As of December 31, 2008
Attachment A

	Principal Business of Tenants
	Computer	Medical	Restaurant		Investment
	Electronics	Devices	Management	Engineering	/Banking	Retail	Other
7500 Rialto	36%	25%	20%	11%	-	-	7%
Portfolio	32%	22%	17%	10%	5%	4%	10%

	Average Occupancy Rates
	2008	2007	2006	2005	2004
7500 Rialto	95%	81%	82%(a,b)	96%(b)	68%(b)
Portfolio	87%	79%	82%	96%	68%

	Average Effective Annual Rental per Square Foot(c)
	2008	2007	2006	2005	2004
7500 Rialto	$ 24.78	$ 22.33	$ 16.94	$ 18.17	$ 16.62
Portfolio	$ 27.36	$ 23.77	$ 18.56	$ 18.17	$ 16.62

	Lease Expirations
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Thereafter
7500 Rialto	14%	30%	-	-	25%	6%	-	-	25%	-	-
Portfolio	12%	26%	-	1%	26%	5%	1%	-	24%	3%	2%

Footnotes:  (a)  Second building at 7500 Rialto was available for lease in September 2006.
(b)	Only one building at 7500 Rialto was available for lease from September 2002 through August 2006.
(c)	Based on revenue for contractual rentals plus expense reimbursements for leased space.